210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present Positive Phase II Sarcoma Trial Results at CTOS Annual Meeting

CALGARY, AB, November 6, 2009 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced updated results from a Phase II study of intravenous REOLYSIN® in patients with sarcomas metastatic to the lung in a poster presentation at the 15th Annual Connective Tissue Oncology Society Meeting held in Miami Beach, Florida, from November 5th to 7th. The poster presentation, entitled "A Phase II Study of Intravenous REOLYSIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung", was delivered by Dr. Kamalesh Sankhala, part of principal investigator Dr. Monica Mita's team at the Institute of Drug Development (IDD), the Cancer Therapy and Research Center at the University of Texas Health Science Center, (UTHSC), San Antonio, Texas.

The investigators reported that the treatment has been well tolerated to date, and that 19 of 44 evaluable patients experienced stable disease ranging from two to 20 months, resulting in a total clinical benefit rate (complete response + partial response + stable disease) of 43%. The response objective for the study was three or more patients having prolonged stabilization of disease (>6 months) or better, for the agent to be considered. The trial exceeded its established objective with six patients experiencing stable disease for more than six months. Two patients have experienced stable disease for more than 19 months. One has synovial cell sarcoma that relapsed following surgery, while the other has Ewing’s Sarcoma and had previously progressed following multiple treatments.

“We were very happy to participate in the study,” said Dr. Mita. “REOLYSIN is a promising option for patients with sarcoma as shown by the results of this study. As a single agent the virus had a clinical benefit rate of 43% and it was very well tolerated. Further studies combining REOLYSIN with chemotherapy are contemplated in order to integrate the virus in the panoply of agents used for sarcoma treatment.”

“These results are consistent with what we observed on an interim basis when we reported data on the first 16 patients back in June 2008,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “It is encouraging that we are observing stable disease in a range of sarcomas and the clinical benefit is not isolated to any specific type.”

A copy of the poster will be available on the Oncolytics website today.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements,including the implication of the materials presented at the CTOS meeting with respect to REOLYSIN; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com